Exhibit 12.1

TENET HEALTHCARE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Years Ended December 31,										Six Months Ended June 30,
	2012		2011		2010		2009		2008		2013
	(Dollars in Millions)
Income (loss) from continuing operations before income taxes	$334		$164		$158		$191		$43		$(200)
Less:
Equity in earnings of affiliates	8		8		5		6		13		12
Add:
Cash dividends received	—		—		—		—		3		—
Interest portion of rent expense	49		45		42		44		42		27
Interest expense	412		375		424		445		418		201
Amortization of capitalized interest	9		9		9		9		8		5
Earnings (loss), as adjusted	$796		$585		$628		$683		$501		$21
Fixed charges:
Interest expense	412		375		424		445		418		201
Capitalized interest	6		8		4		9		10		3
Interest portion of rent expense	49		45		42		44		42		27
Total fixed charges	$467		$428		$470		$498		$470		$231
Ratio of earnings to fixed charges(a)	1.7	x	1.4	x	1.3	x	1.4	x	1.1	x	n/a

(a) Earnings were insufficient to cover fixed charges for the six months ended June 30, 2013 by $210 million.